UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 29, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Additional Information (III) (preliminary and unaudited)

Legal Proceedings

Signature page

Key figures

1	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; ROE; ROCE; Free cash flow; cash conversion rate; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	January 1, 2010 — March 31, 2010 and October 1, 2009 — March 31, 2010.

3	Adjusted for portfolio and currency translation effects.

4	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2010 and 2009 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 867,968 and 864,415 respectively and for the first six months to 867,403 and 863,210 shares respectively.

5	Discontinued operations primarily consist of former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.

6	Continuing and discontinued operations.

7	Profit margin including PPA effects for Healthcare is 16.6% and for Diagnostics 12.8%.

8	Return on equity is calculated as annualized Income before income taxes of Q2 divided by average allocated equity for Q2 of fiscal 2010 (€1.473 billion).

Earnings Release Q2 2010
(January 1 to March 31, 2010)
Munich, April 29, 2010
Excellent Performance in Stabilizing Markets
Strong profit
Revenue rises sequentially

Peter Löscher, President and Chief Executive Officer of Siemens AG
“Siemens has again demonstrated its profitability impressively,” said Siemens CEO Peter Löscher. “In this regard we are profiting in particular from measures we initiated early on to strengthen our competitiveness. In times of crisis we very intentionally maintained our innovation power and are asserting our strength in the market. We expect Total Sectors profit above the prior-year level.”

Siemens	2-4
Sectors, Equity Investments, Cross-Sector Businesses	5-11
Corporate Activities	12
Outlook	13
Note and Disclaimer	14
Financial Highlights:
•	Total Sectors profit for the quarter rose 16% year-over-year, to €2.138 billion, on higher profit in all Sectors.

•	Income from continuing operations was €1.484 billion (basic EPS €1.69), up 55% from the second quarter a year earlier, and net income of €1.498 billion (basic EPS €1.70) was 48% higher.

•	Revenue of €18.227 billion was down 4% compared to the prior-year period, on single-digit declines in Energy and Industry and stable revenue in Healthcare.

•	Second-quarter orders of €17.844 billion came in 14% below the prior-year period primarily because that quarter included an exceptionally high volume from large orders. Nevertheless, a majority of Siemens Divisions posted higher orders compared to the prior-year period.

•	Free cash flow from continuing operations was €1.251 billion compared to €1.138 billion in the second quarter a year ago.
Media Relations: Alexander Becker
Phone: +49 89 636-36558
E-mail: becker.alexander@siemens.com

Dr. Constantin Birnstiel
Phone: +49 89 636-33032
E-mail: constantin.birnstiel@siemens.com
Siemens AG,
80333 Munich, Germany

Siemens     2
Orders and Revenue

Revenue stabilizing, order
development still uneven
Market development was again mixed for Siemens in the second quarter. While the Industry Sector saw signs of improving market conditions in its short-cycle businesses, some energy and industrial infrastructure businesses experienced further market contraction. As a result, orders came in 14% below the prior-year period, which included a peak volume from major orders. Due in part to the cushioning effect of strong order backlogs in a number of infrastructure businesses, revenue came in only 4% below the prior-year period and rose compared to the first quarter of fiscal 2010 in all three Sectors. The combined book-to-bill ratio for the Sectors was 0.98, and the combined order backlog increased slightly, to €84 billion, due to currency translation effects.
Modest revenue decline,
growth in emerging markets
Revenue in Industry fell 4% on double-digit decreases at Drive Technologies and Industry Solutions, partly offset by increases in other Divisions led by OSRAM. Energy reported a decline of 3%, due primarily to lower revenue at its power grid businesses. Revenue in Healthcare came within 1% of the prior-year period.
On a geographic basis, revenue declined in the Americas and the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME). The general trend of stronger sales in emerging markets in the quarter was particularly evident in Asia, Australia, which posted 10% revenue growth.
Lower volume of large orders
in Energy and Industry
In comparison with the prior-year period, which included the high volume from major orders mentioned above, orders came in 26% lower at Energy and 9% lower at Industry. The Industrial Automation and Drive Technologies Divisions recorded their first year-over-year order increases in more than a year. Healthcare orders came in level with the same quarter a year earlier.
On a geographic basis, Europe/CAME and Asia, Australia saw double-digit order declines due primarily to Energy and Industry as mentioned above. Growth in the Americas was due to higher order intake in Industry and Healthcare.

Book-to-Bill

1.10
0.94
0.95
1.09
0.98
20,864 18,955
17,160 18,348
18,747 19,714
18,976 17,352
17,844 18,227
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010

Figures in millions of €

● New Orders ● Revenue ○ Book-to-Bill ratio

New Orders & Revenue

	Q2 2009	Q2 2010	% Change Actual	% Change Adjusted*
New Orders	20,864	17,844	(14)%	(14)%
Revenue	18,955	18,227	(4)%	(4)%

Figures in millions of €

* Excluding currency translation and portfolio effects

New Orders & Revenue by Region

New Orders
(21)%
(21)%
12,528 9,889
(19)%
(19)%
3,240 2,626
4%
2%
4,667 4,749
0%
(6)%
3,452 3,253
(13)%
(13)%
3,669 3,207
(27)%
(29)%
1,937 1,369
(6)%
(5)%
560 532
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
(5)%
(5)%
10,608 10,095
(2)%
(3)%
2,811 2,731
(7)%
(9)%
5,362 4,863
(7)%
(13)%
4,139 3,601
8%
10%
2,985 3,269
7%
4%
1,215 1,266
16%
19%
402 477

Figures in millions of €

● Q2 2009 ● Q2 2010 ○ Actual change * Commonwealth of Independant States
● Adjusted change (throughout excluding currency translation and portfolio effects)

New Orders & Revenue by Sectors

New Orders
(8)%
(9)%
8,801 8,023
(26)%
(26)%
8,206 6,081
1%
0%
2,951 2,945
Industry Sector
Energy Sector
Healthcare Sector
Revenue
(4)%
(4)%
8,645 8,298
(4)%
(3)%
6,364 6,182
0%
(1)%
2,984 2,968

Figures in millions of €

● Q2 2009 ● Q2 2010 ○ Actual change
● Adjusted change

Siemens     3
Income and Profit

Higher profit in all Sectors
Total Sectors profit for the second quarter rose to €2.138 billion, on increases in all three Sectors. The Sectors’ profit benefited from €180 million in gains related to curtailment of pension plans in the U.S., with the largest gains recorded at Healthcare and Industry. The pension gains were offset by €125 million in charges for capacity adjustments, most notably in Energy and Industry.
Energy’s profit growth came primarily from the Fossil Power Generation Division, which improved its business mix. Healthcare improved its business mix and cut functional costs compared to the prior-year period, and also continued to benefit from a favorable currency hedge. The Industry Sector demonstrated the success of measures taken to address the economic downturn, profiting from improving markets for its short-cycle businesses.
Lower costs below the Sectors lift income from continuing operations
Income from continuing operations was €1.484 billion, up 55% compared to the second quarter a year earlier. The two major factors in the increase year-over-year were higher Total Sectors Profit and a significant improvement in Corporate items and pension expense, which were reduced to a negative €156 million from a negative €451 million in the prior-year period. In particular, Corporate items benefited from income resulting from resolution of compliance-related matters.
The increase in income from continuing operations also included improved results from Centrally managed portfolio activities and higher income from Siemens Real Estate compared to the prior-year period. The pretax gains on the pension plan curtailment mentioned above totaled €192 million for Siemens as a whole.

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funded Status

Strong Free cash flow from Sectors
Free cash flow at the Sector level climbed 35% compared to the prior-year quarter, to €2.572 billion, due mainly to lower net working capital and tight control of capital expenditures.
Free cash flow from continuing operations was €1.251 billion compared to €1.138 billion in the same period a year earlier. The current period includes approximately €0.2 billion in outflows related to severance charges and substantially higher payments related to income taxes, cash outflows for treasury activities and supplemental pension funding in the UK. For comparison, the prior-year quarter includes approximately €0.3 billion in outflows stemming from charges related to project reviews and structural initiatives as well as to SG&A reduction.
ROCE rises on higher income
On a continuing basis, return on capital employed (ROCE) rose to 15.1% from 9.2% in the second quarter a year earlier. The increase was due mainly to higher income from continuing operations. To a lesser extent, ROCE improved on a decline in average capital employed.
Pension underfunding increases
The estimated underfunding of Siemens’ principal pension plans as of March 31, 2010, amounted to approximately €4.6 billion, compared to an underfunding of approximately €4.0 billion at the end of fiscal 2009 and approximately €4.2 billion at the end of the first quarter.
The decline in funded status since December 31, 2009 is due to an increase in Siemens’ defined benefit obligation (DBO), which was only partly offset by a positive return on plan assets and the supplemental pension funding in the UK. The DBO rose mainly due to a decrease in the discount rate assumption as of March 31, 2010 which more than offset an effect on the DBO from the pension plan adjustment in the U.S. While the change in funded status generally does not affect earnings for the current fiscal year, it affects equity on the balance sheet.

Sectors     5
Industry Sector

Industry Sector sees signs of stabilizing demand
Profit rose 17% at Industry, to €783 million, driven by strong turnarounds at Industry Automation and OSRAM. Capacity and cost reduction measures in prior periods improved profitability, and demand strengthened in short-cycle businesses. Industry took €50 million in severance charges, including related costs, during the quarter.
Sector profit includes €76 million of the pension gain mentioned earlier, which affected all Divisions within the Sector. This was more than offset by charges related to a project engagement with a local partner in the U.S. and a provision for a supplier-related warranty.
Revenue came in 4% lower, due primarily to weaker demand for the Sector’s process automation and late-cycle manufacturing businesses compared to the prior-year period. While orders declined 9% overall, this was due to a high basis of comparison at Mobility in the prior-year period which included an exceptionally large order in China. In contrast, all other Divisions except for Industry Solutions posted an increase in second-quarter orders year-over-year. On a geographic basis, revenue growth in Asia, Australia partially offset declines in Europe/CAME and the Americas. Orders rose in the Americas but came in lower in Europe/CAME and Asia, Australia due to lower volume from major orders.
The Sector’s book-to-bill ratio was 0.97 and its order backlog remained at €28 billion. Industry is closely monitoring capacity utilization and expects to continue adjusting capacity to the extent necessary.
Broad-based profit growth, demand in emerging markets
The Industry Automation Division generated profit of €202 million, well above the recessionary level of the prior-year period. Cost and capacity measures helped all business units report higher earnings. Restoration of customer demand fueled a broad-based increase in orders and revenue. In particular, the Division’s 14% increase in orders included accelerated growth in emerging markets. Purchase price accounting (PPA) effects related to the purchase of UGS Corp. in fiscal 2007 were €34 million in the current quarter and €36 million in the prior-year period.
Late-cycle businesses reaching bottom
Drive Technologies contributed €189 million to Sector profit in the second quarter. The Division’s volume-driven decline in profit was due mainly to its drives businesses, which typically lag macroeconomic cycles. Order development in the second quarter indicated that markets are stabilizing on a lower level for Drive Technologies. The Division’s 11% order increase compared to the prior-year period included growth in all regions and business units.

Sectors     6

Steady execution in challenging environment
Cost discipline helped Building Technologies increase its profit despite a decline in revenue. Profit was held back by the supplier-related warranty, largely offset by a portion of the pension gain mentioned above. Rapid growth in emerging economies enabled the Division to post a modest increase in second-quarter orders compared to the prior-year period.
New demand cycle gains momentum in lighting
OSRAM’s profit of €153 million benefited from €23 million of the pension gain mentioned above, and from a rebound in revenue compared to the prior-year period which significantly improved capacity utilization. Profit also rose on an improved product mix and streamlined cost structure. All business units reported higher revenue and earnings compared to the prior-year period, and revenue rose in all regions. With increasing demand for next-generation solid-state and LED lighting solutions, OSRAM intends to invest in market expansion and LED production capacity in coming quarters.
Downturn continues to affect process industries
Industry Solutions continued to address the effects of the downturn in global process industries. The Division’s profit of €2 million in the quarter was burdened by €63 million in charges related to a project engagement with a local partner and €38 million in severance charges, including related costs, for ongoing capacity adjustment measures. Both revenue and orders came in lower than the prior-year period.
Higher profit, steady revenue generation from strong backlog
Mobility delivered profit of €127 million, benefiting from a portion of the pension gain mentioned above. Earnings rose in all business units, due in part to the strength of Mobility’s order backlog after selective order intake in prior periods. Second-quarter orders came in well below the prior-year level, which included an exceptionally large order for high-speed trains in China.

Sectors     7
Energy Sector

Strong backlog sustains revenue and profitability
The Energy Sector reported profit of €863 million and was the top contributor to Total Sectors profit. Profitability was burdened by charges of €59 million for capacity adjustments at Fossil Power Generation which more than offset €25 million of the pension gain mentioned earlier. Fossil Power Generation was again the primary driver of Sector profit growth. Challenging market conditions included customer postponements of large infrastructure projects and pricing pressure on available tenders. As a result, second-quarter orders fell 26% year-over-year, due mainly to lower volume from major orders. The Sector’s strong order backlog cushioned market effects on revenue, mainly at Fossil Power Generation and Renewable Energy. Revenue still declined 3% for the Sector, due primarily to the power grid businesses. On a regional basis, orders declined in Europe/CAME and the Americas and rose in Asia, Australia. Revenue was higher in Europe/CAME and decreased in the Americas and Asia, Australia. The Sector’s book-to-bill ratio was 0.98 in the second quarter, and currency translation effects lifted its order backlog slightly, to €50 billion.
Improved revenue mix in contracting market
Fossil Power Generation delivered another strong performance, taking second-quarter profit up 11%
year-over-year, to €347 million. An improved business mix compared to the prior-year period included higher-margin projects from the order backlog and an increased revenue contribution from the Division’s products business. Fossil Power Generation took €59 million in charges for capacity adjustments related to a shift of production capacity within the Americas region, including €26 million for severance. This impact was partly offset by the Division’s share of the pension gain mentioned above. Second-quarter revenue rose 3% year-over-year on order conversion from the backlog. In contrast, order intake in the current period was heavily influenced by market contraction. For comparison, second-quarter orders a year earlier included €1.1 billion in contracts in Iraq.
Steady performance in dynamic environment
Renewable Energy continued to face an environment characterized by large orders, tight debt financing markets and adverse consequences from the economic downturn. The Division’s profit rebounded from the low level of the first quarter to €107 million, up slightly compared to the prior-year period. Revenue rose 8% year-over-year, on conversion from the order backlog. Orders came in significantly lower compared to the prior-year period, which included several large off-shore wind-farm orders. The Division expects a book-to-bill ratio well above one in the second half of the fiscal year.

Sectors     8

Favorable revenue mix, rebound in orders
The Oil & Gas Division contributed €127 million to Sector profit in the second quarter, above the prior-period level despite lower revenue. A favorable revenue mix again included a strong contribution from the service business. Orders climbed from the level of the prior-year quarter, which included relatively low volume from major orders.
Stable profit contribution, continued market challenges
Power Transmission held second-quarter profit near the prior-year level, at €161 million, despite lower revenue most notably in the transformers business. The Division saw an 11% order decline due in part to lower volume from major orders compared to the prior-year period.
Lower revenue reduces profit, order development stabilizing
Profit at Power Distribution declined modestly, to €100 million, despite benefiting from higher equity investment income as well as its portion of the pension gain mentioned above. Weak order development during the prior year led to significantly lower revenue conversion in the current period, particularly in the medium-voltage business. With demand stabilizing, Power Distribution was able to record its first year-over-year increase in quarterly orders in more than a year.

Sectors     9
Healthcare Sector

Structural cost savings, non-operating gains lift profit
The Healthcare Sector substantially increased second-quarter profit year-over-year. Passage of healthcare reform legislation in the U.S. removed some uncertainty in the market and contributes to an easing of customer restraint regarding capital expenditures. Strong revenue growth in Asia, Australia partly offset declines in other regions, which resulted in part from pressure on public spending for healthcare in developed economies. Profit climbed to €492 million from €355 million in the prior-year quarter, benefiting from €79 million of the pension gain in the U.S. mentioned earlier, which affected all Divisions in the Sector. Sector profit continued to benefit from a favorable currency hedge which affected results primarily at Imaging & IT. In addition, profit increased due to structural cost savings and a favorable product mix at Imaging & IT. PPA effects related to past acquisitions were €44 million in the second quarter. In addition, Healthcare recorded €26 million of integration costs associated with the next phase of integration activities at Diagnostics. In the same quarter a year earlier, PPA effects and integration costs totaled €64 million.
Orders came in nearly level with the same quarter a year earlier, even though that period included an unusually large order at Workflow & Solutions. Strong order growth at Imaging & IT included double-digit increases in Asia, Australia and the U.S. Second-quarter revenue was within 1% of the prior-year level, and also included growth in Asia, Australia for Imaging & IT and Diagnostics. Excluding negative currency translation effects, orders rose 1% and revenue remained flat. Healthcare’s book-to-bill ratio was 0.99 in the second quarter. Its order backlog increased to €7 billion due to positive currency translation effects.
Order growth driven by Asia, Australia
Imaging & IT increased second-quarter profit to €374 million from €265 million in the prior-year period. Along with a favorable product mix and structural cost savings, the Division’s profitability benefited from €44 million of the pension gain and from the currency hedge both mentioned above. Imaging & IT achieved double-digit growth in revenue and orders in the Asia, Australia region, particularly including Japan and China. Overall, orders rose 7% and revenue remained level compared to the second quarter a year earlier. On an organic basis, orders rose 8% and revenue increased 1% compared to the prior-year period.

Sectors     10

Lower profit on revenue decline
Workflow & Solutions posted €22 million in profit, benefiting from €7 million of the pension gain mentioned above. Lower profit was due mainly to a decline in revenue, particularly in Europe/CAME. Orders also came in lower, primarily because the prior-year period included the large order in Asia, Australia mentioned above.
Topline growth in emerging markets
Revenue at Diagnostics rose 4% compared to the second quarter a year earlier, or 5% on an organic basis, excluding currency translation effects. The increase came primarily from emerging markets in Asia, Australia and the Americas. Revenue was stable in Europe/CAME.
Profitability rose from the prior-year level due in part to volume-driven economies of scale and lower SG&A expenses compared to the prior-year period, and also benefited from €22 million of the pension gain mentioned above. These positive factors more than offset an increase in total PPA effects and integration costs. In the second quarter a year earlier, these impacts were €47 million and €17 million, respectively. In the current period, PPA effects were €44 million, and the Division also recorded €26 million in costs for integration activities.

Equity Investments and Cross-Sector Business     11
Equity Investments and Cross-Sector Business

Market challenges continue for Equity Investments
In the second quarter, Equity Investments recorded a loss of €87 million compared to a loss of €113 million a year earlier. The result related to Siemens’ stake in Nokia Siemens Networks (NSN) was a negative €169 million compared to a negative €136 million in the prior-year period. NSN reported to Siemens that it took restructuring charges and integration costs totaling €125 million in the current quarter, compared to a total of €123 million in the same period a year earlier. Siemens’ income from Equity Investments is expected to be volatile in coming quarters.

Siemens IT Solutions and Services impacted by weak IT demand
Second-quarter revenue and orders at Siemens IT Solutions and Services both showed a double-digit decline year-over-year due to challenging external markets and streamlined internal business with Siemens. Lower revenue resulted in a loss of €10 million in the current period compared to a profit of €25 million in the prior-year period. A previously announced plan to reduce its workforce is expected to result in substantial charges in coming quarters.

Robust profitability in finance business
Siemens Financial Services delivered €97 million in profit (defined as income before income taxes), including higher results in the commercial finance business. For comparison, profit of €117 million in the prior-year quarter included higher income from SFS’ internal services and equity businesses. Total assets rose slightly, to €11.958 billion.

Centrally Managed Portfolio Activities, Corporate Activities and Eliminations     12
Centrally Managed Portfolio Activities, Corporate Activities and Eliminations

Reduced losses at electronics assembly systems business
Centrally managed portfolio activities posted an aggregate loss of €25 million in the second quarter compared to a loss of €96 million in the prior-year period. The improvement was due primarily to the electronics assembly systems business, which reduced its loss to €22 million from €86 million in the prior-year quarter. While both periods under review included severance charges, the prior-year period also included impacts from impairments. Divestment of this business is expected to result in a loss. In addition, the second quarter a year earlier included a loss on the divestment of an industrial manufacturing unit in Austria, largely offset by positive effects related to former Com activities.
Higher gains from real estate disposals
Income before income taxes at Siemens Real Estate (SRE) was €107 million in the second quarter, up from €37 million in the same period a year earlier. The increase is due primarily to higher income related to the disposal of real estate. Assets with a book value of €194 million were transferred to SRE during the quarter as part of Siemens’ program to bundle its real estate assets into SRE. SRE will continue to incur costs associated with the program in coming quarters, and expects to continue with real estate disposals depending on market conditions.
Corporate items benefit from compliance-related matters
Corporate items and pensions totaled a negative €156 million in the second quarter compared to a negative €451 million in the same period a year earlier. This change was driven by Corporate items, which were a negative €105 million compared to a negative €368 million in the second quarter of fiscal 2009. The current quarter benefited from a gain of €96 million, net of related costs, resulting from an agreement with the provider of the Siemens’ directors and officers liability insurance and settlements with former members of Siemens’ Managing Board and Supervisory Board, as well as income of €38 million related to the agreed recovery of certain funds frozen by authorities. For comparison, the prior-year period included a charge related to legal and regulatory matters, €33 million in expenses for outside advisors engaged in connection with investigations into legal and regulatory matters, and €33 million in net negative effects related to severance programs.
Stable result for Eliminations, Corporate Treasury and other reconciling items
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items remained stable compared to the prior-year quarter, at a negative €32 million. Lower refinancing costs due to lower interest rates were offset by negative effects on changes in fair market value from interest rate derivatives not qualifying for hedge accounting.

Outlook     13
Outlook

While market conditions for our shorter-cycle businesses have started to improve, we anticipate that conditions for our late-cycle businesses will remain challenging in the second half of the fiscal year. We continue to expect a mid-single-digit percentage decline in organic revenue in fiscal 2010 due in part to the stabilizing effect of our strong order backlog.
We expect Total Sectors profit for fiscal 2010 above the prior-year level of €7.466 billion. This increase from our earlier guidance of €6.0 to €6.5 billion correspondingly raises our expectation for after-tax growth in income from continuing operations.
This outlook excludes major impacts that may arise from restructuring, portfolio transactions, impairments, and legal and regulatory matters.

Note and Disclaimer     14
Note and Disclaimer

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings.
Financial Publications are available for download at:
www.siemens.com/ir à Publications & Events.
New orders and backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; return on equity, or ROE; return on capital employed, or ROCE; Free cash flow; cash conversion rate, or CCR; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements.
A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures can be found on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F, which can be found on Siemens’ Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Today beginning at 09:00 a.m. CEST, the telephone conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/conferencecall. The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well. Starting at 15:00 CEST, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystconference.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures;
the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended March 31, 2010 and 2009 and as of September 30, 2009
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment								Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		Total revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	3/31/10	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	8,023	8,801	8,026	8,371	272	274	8,298	8,645	783	671	10,529	10,551	1,015	1,061	120	173	251	258
Energy	6,081	8,206	6,105	6,265	77	99	6,182	6,364	863	818	1,657	1,594	930	446	108	144	108	89
Healthcare	2,945	2,951	2,948	2,972	19	12	2,968	2,984	492	355	13,477	12,813	627	394	71	62	158	162

Total Sectors	17,049	19,958	17,080	17,608	369	385	17,448	17,993	2,138	1,844	25,663	24,958	2,572	1,901	299	379	517	509
Equity Investments	—	—	—	—	—	—	—	—	(87)	(113)	3,838	3,833	7	11	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	959	1,081	752	859	242	277	994	1,136	(10)	25	392	241	(79)	25	21	35	34	60
Siemens Financial Services (SFS)	197	191	186	171	13	20	198	191	97	117	11,958	11,704	93	66	25	27	82	80
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	108	129	56	123	—	4	55	127	(25)	(96)	(486)	(543)	(35)	(54)	2	5	3	24
Siemens Real Estate (SRE)	473	437	74	97	400	340	473	437	107	37	4,596	4,489	59	8	65	93	82	37
Corporate items and pensions	114	60	80	97	43	4	123	101	(156)	(451)	(7,582)	(7,445)	(704)	(607)	9	10	17	20
Eliminations, Corporate Treasury and other reconciling items	(1,057)	(992)	—	—	(1,066)	(1,030)	(1,066)	(1,030)	(32)	(28)	59,453	57,689	(662)	(212)	(3)	(5)	(15)	(21)

Siemens	17,844	20,864	18,227	18,955	—	—	18,227	18,955	2,032	1,335	97,832	94,926	1,251	1,138	419	544	719	709

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €147 and €110 in the three months ended March 31, 2010 and 2009, respectively. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the six months ended March 31, 2010 and 2009 and as of September 30, 2009
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	3/31/10	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	16,271	18,577	15,842	17,383	527	550	16,369	17,933	1,695	1,605	10,529	10,551	1,721	1,225	238	381	490	508
Energy	13,000	16,740	11,638	12,399	160	197	11,798	12,596	1,683	1,574	1,657	1,594	1,521	512	197	260	204	174
Healthcare	5,815	5,847	5,769	5,890	30	30	5,799	5,920	1,015	697	13,477	12,813	944	551	147	157	308	320

Total Sectors	35,086	41,164	33,249	35,672	716	777	33,966	36,449	4,393	3,876	25,663	24,958	4,186	2,288	582	798	1,002	1,002
Equity Investments	—	—	—	—	—	—	—	—	(11)	(28)	3,838	3,833	14	79	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	2,102	2,312	1,558	1,856	465	569	2,023	2,425	7	71	392	241	(136)	(145)	34	63	67	103
Siemens Financial Services (SFS)	402	379	354	326	50	53	404	379	197	183	11,958	11,704	243	218	46	55	159	159
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	171	326	109	315	8	20	117	335	(40)	(134)	(486)	(543)	(81)	(167)	3	6	4	28
Siemens Real Estate (SRE)	908	866	152	193	756	673	908	866	167	82	4,596	4,489	37	12	134	118	132	74
Corporate items and pensions	214	176	156	227	70	16	226	243	(444)	(689)	(7,582)	(7,445)	(1,464)	(2,031)	20	24	33	43
Eliminations, Corporate Treasury and other reconciling items	(2,062)	(2,139)	—	—	(2,065)	(2,108)	(2,065)	(2,108)	(44)	(291)	59,453	57,689	(824)	(690)	(5)	(7)	(31)	(36)

Siemens	36,820	43,084	35,579	38,589	—	—	35,579	38,589	4,226	3,070	97,832	94,926	1,976	(436)	815	1,057	1,365	1,373

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €238 and €229 in the six months ended March 31, 2010 and 2009, respectively. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three and six months of fiscal 2010 and 2009 ended March 31, 2010 and 2009
(in millions of €, per share amounts in €)

	Three months		Six months
	ended March 31,		ended March 31,
	2010	2009	2010	2009
Revenue	18,227	18,955	35,579	38,589
Cost of goods sold and services rendered	(12,960)	(13,994)	(25,018)	(27,988)

Gross profit	5,267	4,961	10,561	10,601
Research and development expenses	(920)	(972)	(1,742)	(1,886)
Marketing, selling and general administrative expenses	(2,527)	(2,520)	(5,070)	(5,388)
Other operating income	299	99	468	284
Other operating expense	(34)	(168)	(90)	(285)
Income (loss) from investments accounted for using the equity method, net	(64)	(49)	51	68
Interest income	530	529	1,047	1,106
Interest expense	(470)	(562)	(936)	(1,191)
Other financial income (expense), net	(49)	17	(63)	(239)

Income from continuing operations before income taxes	2,032	1,335	4,226	3,070
Income taxes	(548)	(380)	(1,216)	(855)

Income from continuing operations	1,484	955	3,010	2,215
Income from discontinued operations, net of income taxes	14	58	19	28

Net income	1,498	1,013	3,029	2,243

Attributable to:
Non-controlling interests	20	51	74	78
Shareholders of Siemens AG	1,478	962	2,955	2,165
Basic earnings per share
Income from continuing operations	1.69	1.05	3.38	2.48
Income from discontinued operations	0.01	0.06	0.03	0.03

Net income	1.70	1.11	3.41	2.51

Diluted earnings per share
Income from continuing operations	1.67	1.04	3.35	2.46
Income from discontinued operations	0.01	0.06	0.02	0.03

Net income	1.68	1.10	3.37	2.49

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)
For the three and six months of fiscal 2010 and 2009 ended March 31, 2010 and 2009
(in millions of €)

	Three months		Six months
	ended March 31,		ended March 31,
	2010	2009	2010	2009
Net income	1,498	1,013	3,029	2,243
Currency translation differences	755	148	992	(308)
Available-for-sale financial assets	14	2	27	9
Derivative financial instruments	(209)	(105)	(317)	(11)
Actuarial gains and losses on pension plans and similar commitments	(417)	(626)	(629)	(2,177)

Other comprehensive income, net of tax (1	143	(581)	73	(2,487)

Total comprehensive income	1,641	432	3,102	(244)

Attributable to:
Non-controlling interests	68	67	126	110
Shareholders of Siemens AG	1,573	365	2,976	(354)

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €8 and €(46), respectively, for the three months ended March 31, 2010 and 2009, and €4 and €(9) for the six months ended March 31, 2010 and 2009, respectively.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the three months ended March 31, 2010 and 2009
(in millions of €)

	Three months
	ended March 31,
	2010	2009
Cash flows from operating activities
Net income	1,498	1,013
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (1)	719	725
Income taxes	554	393
Interest (income) expense, net (2)	(58)	31
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(145)	14
(Gains) losses on sales of investments, net (3)	(6)	(1)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	1
(Income) losses from investments (1)(3)	58	36
Other non-cash (income) expenses	(120)	(80)
Change in current assets and liabilities
(Increase) decrease in inventories	(130)	(290)
(Increase) decrease in trade and other receivables	(46)	1,080
(Increase) decrease in other current assets (4)	(146)	(807)
Increase (decrease) in trade payables	171	(109)
Increase (decrease) in current provisions	159	(24)
Increase (decrease) in other current liabilities (4)	(373)	(186)
Change in other assets and liabilities (2)(4)	46	67
Additions to assets held for rental in operating leases (5)	(147)	(110)
Income taxes paid	(592)	(342)
Dividends received	46	46
Interest received	164	190

Net cash provided by (used in) operating activities — continuing and discontinued operations	1,651	1,647
Net cash provided by (used in) operating activities — continuing operations	1,670	1,682
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment (5)	(419)	(544)
Acquisitions, net of cash acquired	(23)	(51)
Purchases of investments (3)	(83)	(82)
Purchases of current available-for-sale financial assets	(112)	(25)
(Increase) decrease in receivables from financing activities	(85)	365
Proceeds from sales of investments, intangibles and property, plant and equipment (3)	96	131
Proceeds and (payments) from disposals of businesses	(24)	8
Proceeds from sales of current available-for-sale financial assets	8	7

Net cash provided by (used in) investing activities — continuing and discontinued operations	(642)	(191)
Net cash provided by (used in) investing activities — continuing operations	(622)	(169)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock	69	134
Proceeds from issuance of long-term debt	—	3,973
Change in short-term debt and other financing activities	(332)	(2,385)
Interest paid	(89)	(134)
Dividends paid	(1,388)	(1,380)
Dividends paid to non-controlling interest holders	(57)	(39)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(1,797)	169
Net cash provided by (used in) financing activities — continuing operations	(1,836)	112
Effect of exchange rates on cash and cash equivalents	124	39
Net increase (decrease) in cash and cash equivalents	(664)	1,664
Cash and cash equivalents at beginning of period	10,513	6,071

Cash and cash equivalents at end of period	9,849	7,735
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	96	51

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	9,753	7,684

(1)	Impairments, net of reversals of impairments, on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively to conform to the current year presentation.

(2)	Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.

(3)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(4)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current.

(5)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the six months ended March 31, 2010 and 2009
(in millions of €)

	Six months
	ended March 31,
	2010	2009
Cash flows from operating activities
Net income	3,029	2,243
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (1)	1,365	1,389
Income taxes	1,224	862
Interest (income) expense, net (2)	(109)	78
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(229)	10
(Gains) losses on sales of investments, net (3)	(20)	(22)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(2)	7
(Income) losses from investments (1)(3)	(63)	(74)
Other non-cash (income) expenses	(98)	238
Change in current assets and liabilities
(Increase) decrease in inventories	(514)	(1,212)
(Increase) decrease in trade and other receivables	239	524
(Increase) decrease in other current assets (4)	(329)	(466)
Increase (decrease) in trade payables	(663)	(948)
Increase (decrease) in current provisions	92	(979)
Increase (decrease) in other current liabilities (4)	(520)	(611)
Change in other assets and liabilities (2)(4)	24	(156)
Additions to assets held for rental in operating leases (5)	(238)	(229)
Income taxes paid	(821)	(717)
Dividends received	52	159
Interest received	325	413

Net cash provided by (used in) operating activities — continuing and discontinued operations	2,744	509
Net cash provided by (used in) operating activities — continuing operations	2,791	621
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment (5)	(815)	(1,057)
Acquisitions, net of cash acquired	(440)	(172)
Purchases of investments (3)	(104)	(644)
Purchases of current available-for-sale financial assets	(121)	(26)
(Increase) decrease in receivables from financing activities	111	(180)
Proceeds from sales of investments, intangibles and property, plant and equipment (3)	169	296
Proceeds and (payments) from disposals of businesses	25	(244)
Proceeds from sales of current available-for-sale financial assets	31	12

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,144)	(2,015)
Net cash provided by (used in) investing activities — continuing operations	(1,100)	(1,797)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock	69	134
Proceeds from issuance of long-term debt	—	3,973
Change in short-term debt and other financing activities	(519)	72
Interest paid	(220)	(432)
Dividends paid	(1,388)	(1,380)
Dividends paid to non-controlling interest holders	(81)	(88)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(2,139)	2,279
Net cash provided by (used in) financing activities — continuing operations	(2,230)	1,949
Effect of exchange rates on cash and cash equivalents	184	33
Net increase (decrease) in cash and cash equivalents	(355)	806
Cash and cash equivalents at beginning of period	10,204	6,929

Cash and cash equivalents at end of period	9,849	7,735
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	96	51

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	9,753	7,684

(1)	Impairments, net of reversals of impairments, on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively to conform to the current year presentation.

(2)	Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.

(3)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(4)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current.

(5)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of March 31, 2010 (preliminary and unaudited) and September 30, 2009
(in millions of €)

	3/31/10	9/30/09
ASSETS
Current assets
Cash and cash equivalents	9,753	10,159
Available-for-sale financial assets	292	170
Trade and other receivables	14,697	14,449
Other current financial assets (1)	2,418	2,407
Inventories	15,244	14,129
Income tax receivables	603	612
Other current assets	1,326	1,191
Assets classified as held for disposal	645	517

Total current assets	44,978	43,634

Goodwill	16,889	15,821
Other intangible assets	5,178	5,026
Property, plant and equipment	11,469	11,323
Investments accounted for using the equity method	5,006	4,679
Other financial assets (1)	10,302	10,525
Deferred tax assets	3,329	3,291
Other assets	681	627

Total assets	97,832	94,926

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	395	698
Trade payables	7,142	7,593
Other current financial liabilities (1)	1,717	1,600
Current provisions	4,538	4,191
Income tax payables	1,933	1,936
Other current liabilities	20,358	20,311
Liabilities associated with assets classified as held for disposal	121	157

Total current liabilities	36,204	36,486

Long-term debt	19,174	18,940
Pension plans and similar commitments	6,532	5,938
Deferred tax liabilities	794	776
Provisions	2,932	2,771
Other financial liabilities (1)	976	706
Other liabilities	2,251	2,022

Total liabilities	68,863	67,639

Equity
Common stock, no par value (2)	2,743	2,743
Additional paid-in capital	5,914	5,946
Retained earnings	23,549	22,646
Other components of equity	(410)	(1,057)
Treasury shares, at cost (3)	(3,456)	(3,632)

Total equity attributable to shareholders of Siemens AG	28,340	26,646

Non-controlling interests	629	641

Total equity	28,969	27,287

Total liabilities and equity	97,832	94,926

(1)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see Note 1 to Interim Consolidated Financial Statements).

(2)	Authorized: 1,111,513,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(3)	45,468,997 and 47,777,661 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the three months ended March 31, 2010 and 2009
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2010	2009	% Change		therein		2010	2009	% Change		therein		2010	2009	%Change	2010	2009
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	8,023	8,801	(9)%	(8)%	0%	0%	8,298	8,645	(4)%	(4)%	0%	0%	783	671	17%	9.4%	7.8%	9-13%
Industry Automation	1,509	1,328	14%	14%	0%	0%	1,425	1,380	3%	4%	0%	0%	202	105	93%	14.2%	7.6%	12-17%
Drive Technologies	1,813	1,627	11%	12%	0%	0%	1,620	1,954	(17)%	(17)%	0%	0%	189	244	(22)%	11.7%	12.5%	11-16%
Building Technologies	1,677	1,628	3%	3%	0%	0%	1,656	1,695	(2)%	(2)%	0%	0%	108	89	21%	6.5%	5.3%	7-10%
OSRAM	1,146	971	18%	20%	(1)%	(1)%	1,146	971	18%	20%	(1)%	(1)%	153	8	>200%	13.4%	0.8%	10-12%
Industry Solutions	1,427	1,737	(18)%	(18)%	0%	0%	1,484	1,759	(16)%	(15)%	0%	0%	2	118	(98)%	0.1%	6.7%	5-7%
Mobility	1,141	2,208	(48)%	(48)%	0%	(1)%	1,576	1,542	2%	2%	1%	(1)%	127	106	19%	8.0%	6.9%	5-7%
Energy Sector	6,081	8,206	(26)%	(26)%	0%	0%	6,182	6,364	(3)%	(4)%	1%	1%	863	818	5%	14.0%	12.9%	11-15%
Fossil Power Generation	2,250	3,475	(35)%	(35)%	0%	0%	2,447	2,377	3%	4%	(1)%	0%	347	312	11%	14.2%	13.1%	11-15%
Renewable Energy	628	1,587	(60)%	(61)%	0%	1%	862	800	8%	2%	(1)%	6%	107	105	2%	12.4%	13.1%	12-16%
Oil & Gas	1,178	920	28%	25%	3%	0%	981	1,040	(6)%	(9)%	4%	0%	127	121	5%	13.0%	11.6%	10-14%
Power Transmission	1,424	1,594	(11)%	(11)%	1%	0%	1,363	1,503	(9)%	(11)%	1%	0%	161	168	(4)%	11.9%	11.2%	10-14%
Power Distribution	777	757	3%	1%	1%	0%	667	846	(21)%	(23)%	1%	0%	100	106	(6)%	15.0%	12.5%	11-15%
Healthcare Sector(3)	2,945	2,951	0%	1%	(1)%	0%	2,968	2,984	(1)%	0%	(1)%	0%	492	355	39%	16.6%	11.9%	14-17%
Imaging & IT	1,774	1,661	7%	8%	(1)%	0%	1,773	1,774	0%	1%	(1)%	0%	374	265	41%	21.1%	14.9%	14-17%
Workflow & Solutions	328	489	(33)%	(33)%	0%	0%	350	412	(15)%	(16)%	0%	0%	22	30	(26)%	6.4%	7.3%	11-14%
Diagnostics(4)	900	867	4%	5%	(1)%	0%	901	867	4%	5%	(1)%	0%	116	54	114%	12.8%	6.2%	16-19%

Total Sectors	17,049	19,958	(15)%	(15)%	0%	0%	17,448	17,993	(3)%	(3)%	0%	0%	2,138	1,844	16%

Siemens IT Solutions and Services	959	1,081	(11)%	(10)%	0%	(1)%	994	1,136	(12)%	(11)%	0%	(1)%	(10)	25	—	(1.0)%	2.2%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

(3)	In fiscal 2010, the profit margin effect from PPA was 1.5 percentage points and profit margin excluding PPA was 18.1%. In fiscal 2009, the profit margin effect from PPA and integration costs was 2.1 percentage points and profit margin excluding PPA effects and integration costs was 14.0%.

(4)	In fiscal 2010, the profit margin effect from PPA was 4.9 percentage points and profit margin excluding PPA was 17.7%. In fiscal 2009, the profit margin effect from PPA and integration costs was 7.4 percentage points and profit margin excluding PPA effects and integration costs was 13.6%.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the six months ended March 31, 2010 and 2009
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2010	2009	% Change		therein		2010	2009	% Change		therein		2010	2009	%Change	2010	2009
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	16,271	18,577	(12)%	(11)%	(1)%	0%	16,369	17,933	(9)%	(7)%	(1)%	0%	1,695	1,605	6%	10.4%	8.9%	9-13%
Industry Automation	2,915	2,928	0%	1%	(1)%	0%	2,823	2,989	(6)%	(4)%	(1)%	0%	436	373	17%	15.5%	12.5%	12-17%
Drive Technologies	3,387	3,713	(9)%	(8)%	(1)%	0%	3,131	4,014	(22)%	(21)%	(1)%	0%	355	504	(30)%	11.3%	12.6%	11-16%
Building Technologies	3,288	3,467	(5)%	(3)%	(2)%	0%	3,216	3,528	(9)%	(7)%	(2)%	0%	215	200	7%	6.7%	5.7%	7-10%
OSRAM	2,277	2,068	10%	12%	(3)%	1%	2,277	2,068	10%	12%	(3)%	1%	305	100	>200%	13.4%	4.8%	10-12%
Industry Solutions	2,661	3,653	(27)%	(26)%	(1)%	0%	2,921	3,555	(18)%	(17)%	(1)%	0%	83	237	(65)%	2.8%	6.7%	5-7%
Mobility	3,028	4,132	(27)%	(25)%	(1)%	(1)%	3,158	3,106	2%	3%	0%	(1)%	292	191	53%	9.2%	6.1%	5-7%
Energy Sector	13,000	16,740	(22)%	(21)%	(2)%	0%	11,798	12,596	(6)%	(6)%	(1)%	1%	1,683	1,574	7%	14.3%	12.5%	11-15%
Fossil Power Generation	4,290	7,472	(43)%	(41)%	(2)%	0%	4,704	4,750	(1)%	1%	(2)%	0%	748	601	24%	15.9%	12.7%	11-15%
Renewable Energy	2,204	2,235	(1)%	2%	(4)%	0%	1,342	1,513	(11)%	(14)%	(2)%	5%	136	206	(34)%	10.2%	13.6%	12-16%
Oil & Gas	2,209	2,280	(3)%	(4)%	0%	0%	1,977	2,088	(5)%	(6)%	1%	0%	253	227	11%	12.8%	10.9%	10-14%
Power Transmission	3,135	3,509	(11)%	(9)%	(1)%	0%	2,682	3,003	(11)%	(10)%	(1)%	0%	332	320	4%	12.4%	10.7%	10-14%
Power Distribution	1,504	1,614	(7)%	(6)%	(1)%	0%	1,362	1,651	(17)%	(17)%	(1)%	0%	197	213	(8)%	14.4%	12.9%	11-15%
Healthcare Sector(3)	5,815	5,847	(1)%	2%	(3)%	0%	5,799	5,920	(2)%	0%	(2)%	0%	1,015	697	46%	17.5%	11.8%	14-17%
Imaging & IT	3,542	3,430	3%	6%	(3)%	0%	3,469	3,543	(2)%	1%	(3)%	0%	731	527	39%	21.1%	14.9%	14-17%
Workflow & Solutions	659	824	(20)%	(19)%	(1)%	0%	718	785	(9)%	(7)%	(1)%	0%	66	24	176%	9.2%	3.1%	11-14%
Diagnostics(4)	1,732	1,731	0%	3%	(3)%	0%	1,731	1,739	0%	2%	(3)%	0%	237	137	73%	13.7%	7.9%	16-19%

Total Sectors	35,086	41,164	(15)%	(13)%	(2)%	0%	33,966	36,449	(7)%	(6)%	(1)%	0%	4,393	3,876	13%

Siemens IT Solutions and Services	2,102	2,312	(9)%	(7)%	(1)%	(1)%	2,023	2,425	(17)%	(15)%	(1)%	(1)%	7	71	(90)%	0.4%	2.9%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

(3)	In fiscal 2010, the profit margin effect from PPA was 1.5 percentage points and profit margin excluding PPA was 19.0%. In fiscal 2009, the profit margin effect from PPA and integration costs was 2.2 percentage points and profit margin excluding PPA effects and integration costs was 14.0%.

(4)	In fiscal 2010, the profit margin effect from PPA was 4.9 percentage points and profit margin excluding PPA was 18.6%. In fiscal 2009, the profit margin effect from PPA and integration costs was 7.5 percentage points and profit margin excluding PPA effects and integration costs was 15.4%.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended March 31, 2010 and 2009
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Sectors and Divisions
Industry Sector	783	671	3	—	—	2	780	669	88	93	163	168	1,031	930
Industry Automation	202	105	—	—	—	2	202	103	45	45	21	24	269	172
Drive Technologies	189	244	2	(1)	—	—	188	245	11	13	35	35	234	293
Building Technologies	108	89	3	1	—	1	104	87	18	17	22	25	145	129
OSRAM	153	8	(3)	—	—	(1)	157	9	4	8	55	55	216	72
Industry Solutions	2	118	—	—	2	1	—	117	6	9	15	15	21	141
Mobility	127	106	1	(1)	(1)	(1)	127	108	3	3	15	13	144	124
Energy Sector	863	818	25	8	(3)	(4)	841	814	22	18	85	71	949	903
Fossil Power Generation	347	312	12	6	(1)	(5)	336	311	3	4	31	24	370	339
Renewable Energy	107	105	(3)	1	(1)	(1)	111	105	7	1	14	10	132	116
Oil & Gas	127	121	—	—	(1)	—	128	121	6	7	13	13	148	141
Power Transmission	161	168	11	1	—	1	151	166	3	3	18	15	172	184
Power Distribution	100	106	5	1	—	(1)	95	106	2	2	8	8	105	116
Healthcare Sector	492	355	1	9	6	6	486	340	73	75	86	87	644	502
Imaging & IT	374	265	—	2	1	—	373	263	25	27	20	21	418	311
Workflow & Solutions	22	30	—	—	—	1	22	29	2	1	5	6	29	36
Diagnostics	116	54	—	—	3	4	112	50	46	46	59	58	217	154

Total Sectors	2,138	1,844	28	17	3	4	2,107	1,823	183	186	334	326	2,624	2,335

Equity Investments	(87)	(113)	(115)	(97)	9	5	18	(21)	—	—	—	—	18	(21)
Cross-Sector Businesses
Siemens IT Solutions and Services	(10)	25	5	7	1	1	(15)	17	11	11	23	49	18	77
Siemens Financial Services (SFS)	97	117	19	32	66	54	12	31	1	1	80	79	94	111
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(25)	(96)	—	—	1	3	(26)	(99)	1	1	2	36	(23)	(62)
Siemens Real Estate (SRE)	107	37	—	—	(11)	(4)	118	41	1	—	82	37	201	78
Corporate items and pensions	(156)	(451)	—	—	(57)	(104)	(99)	(347)	3	6	13	14	(82)	(327)
Eliminations, Corporate Treasury and other reconciling items	(32)	(28)	(1)	(8)	(2)	25	(29)	(45)	—	(2)	(15)	(19)	(45)	(66)

Siemens	2,032	1,335	(64)	(49)	11	(16)	2,086	1,400	200	203	519	522	2,804	2,125

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.
(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €— and €16 for the three months ended March 31, 2010 and 2009, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the six months ended March 31, 2010 and 2009
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Sectors and Divisions
Industry Sector	1,695	1,605	4	—	(5)	(8)	1,696	1,613	174	183	316	328	2,186	2,124
Industry Automation	436	373	(1)	(1)	—	2	437	372	88	91	41	46	567	509
Drive Technologies	355	504	1	—	(1)	(1)	355	505	22	24	69	69	447	598
Building Technologies	215	200	4	2	1	(2)	210	200	36	34	44	46	291	280
OSRAM	305	100	(3)	1	—	(2)	308	101	9	14	107	109	424	224
Industry Solutions	83	237	2	—	(2)	1	83	236	12	17	29	31	124	284
Mobility	292	191	1	(2)	(3)	(6)	294	199	5	4	25	26	324	229
Energy Sector	1,683	1,574	39	24	(9)	(13)	1,653	1,563	43	35	161	139	1,857	1,737
Fossil Power Generation	748	601	8	12	(6)	(13)	745	602	7	8	56	46	808	656
Renewable Energy	136	206	7	2	(2)	—	131	204	13	3	24	18	168	225
Oil & Gas	253	227	—	—	(1)	—	254	227	13	14	27	27	294	268
Power Transmission	332	320	19	9	1	1	312	310	5	5	36	31	353	346
Power Distribution	197	213	5	1	(1)	(1)	192	213	5	4	15	15	213	232
Healthcare Sector	1,015	697	8	24	9	6	998	667	140	147	168	173	1,306	987
Imaging & IT	731	527	3	4	2	1	727	522	48	53	39	41	813	616
Workflow & Solutions	66	24	—	11	1	(1)	65	14	3	2	11	12	79	28
Diagnostics	237	137	—	—	5	5	232	132	89	91	115	117	437	340

Total Sectors	4,393	3,876	51	48	(5)	(15)	4,347	3,843	357	365	645	640	5,349	4,848

Equity Investments	(11)	(28)	(53)	(44)	20	24	22	(8)	—	—	—	—	22	(8)
Cross-Sector Businesses
Siemens IT Solutions and Services	7	71	10	14	1	1	(3)	56	21	21	46	82	63	159
Siemens Financial Services (SFS)	197	183	41	85	134	50	22	48	3	2	156	157	181	207
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(40)	(134)	—	—	2	1	(42)	(135)	1	1	3	40	(38)	(94)
Siemens Real Estate (SRE)	167	82	—	—	(23)	(16)	191	98	1	—	131	74	322	172
Corporate items and pensions	(444)	(689)	—	—	(95)	(188)	(349)	(501)	7	13	26	30	(316)	(458)
Eliminations, Corporate Treasury and other reconciling items	(44)	(291)	2	(35)	15	(181)	(61)	(75)	—	—	(31)	(36)	(92)	(111)

Siemens	4,226	3,070	51	68	48	(324)	4,127	3,326	389	402	976	987	5,491	4,715

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €— and €16 for the six months ended March 31, 2010 and 2009, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (III) (preliminary and unaudited)
External revenue of Sectors and Cross-Sector businesses by regions
For the six months ended March 31, 2010 and 2009
(in millions of €)

	External revenue (location of customer)
	Europa, C.I.S.(1), Africa
	Middle East			therein Germany			Americas			Asia, Australia			Total
	2010	2009	% Change	2010	2009	% Change	2010	2009	% Change	2010	2009	% Change	2010	2009	% Change
Sectors
Industry Sector	8,885	10,066	(12)%	3,115	3,500	(11)%	3,682	4,285	(14)%	3,275	3,031	8%	15,842	17,383	(9)%
Energy Sector	6,997	6,969	0%	958	936	2%	2,862	3,470	(18)%	1,778	1,961	(9)%	11,638	12,399	(6)%
Healthcare Sector	2,265	2,339	(3)%	524	529	(1)%	2,359	2,599	(9)%	1,145	953	20%	5,769	5,890	(2)%
Cross-Sector Businesses
Siemens IT Solutions and Services	1,359	1,615	(16)%	560	703	(20)%	173	213	(19)%	27	28	(3)%	1,558	1,856	(16)%
Siemens Financial Services (SFS)	227	196	16%	66	62	6%	125	129	(3)%	2	1	150%	354	326	9%
Reconciliation to Siemens	332	662	(50)%	190	246	(23)%	38	37	3%	47	36	31%	417	736	(43)%

Siemens	20,065	21,848	(8)%	5,412	5,976	(9)%	9,239	10,732	(14)%	6,274	6,009	4%	35,579	38,589	(8)%

	External revenue of Sectors and Cross-Sector businesses as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue (location of customer)												Percentage of Siemens
	Europa, C.I.S.(1), Africa,
	Middle East			therein Germany			Americas			Asia, Australia			total revenue
	2010	2009	Change	2010	2009	Change	2010	2009	Change	2010	2009	Change	2010	2009	Change
			in pp			in pp			in pp			in pp			in pp
Sectors
Industry Sector	56%	58%	-1.8 pp	20%	20%	-0.5 pp	23%	25%	-1.4 pp	21%	17%	3.2 pp	45%	45%	-0.5 pp
Energy Sector	60%	56%	3.9 pp	8%	8%	0.7 pp	25%	28%	-3.4 pp	15%	16%	-0.5 pp	33%	32%	0.6 pp
Healthcare Sector	39%	40%	-0.4 pp	9%	9%	0.1 pp	41%	44%	-3.2 pp	20%	16%	3.7 pp	16%	15%	1.0 pp
Cross-Sector Businesses
Siemens IT Solutions and Services	87%	87%	0.2 pp	36%	38%	-1.9 pp	11%	11%	-0.4 pp	2%	2%	0.2 pp	4%	5%	-0.4 pp
Siemens Financial Services (SFS)	64%	60%	3.9 pp	19%	19%	-0.4 pp	35%	40%	-4.2 pp	1%	0%	0.3 pp	1%	1%	0.1 pp
Reconciliation to Siemens	80%	90%	-10.3 pp	46%	33%	12.1 pp	9%	5%	4.1 pp	11%	5%	6.4 pp	1%	2%	-0.7 pp

Siemens	56%	57%	-0.2 pp	15%	15%	-0.3 pp	26%	28%	-1.8 pp	18%	15%	2.1 pp	100%	100%

(1)	Commonwealth of Independent States.
Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, April 29, 2010
Legal Proceedings
For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2009 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2009 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information—Risk Factors” and “Item 4: Information on the Company—Legal Proceedings.”
Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
Public Corruption Proceedings
Governmental and Related Proceedings
On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens does not expect a significant impact on its business, results of operations or financial condition from this decision. On December 22, 2009, Siemens filed a request to lift the existing suspension.
In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens.

Siemens AG Corporate Communications and Government Affairs Compliance Communications 80200 Munich	1 / 6

In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens must also withdraw all pending bids, including proposals for consulting contracts, in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens has undertaken to pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 million relating to the global settlement agreement with the World Bank Group. In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO did not contest the debarment.
In November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anticorruption regulations in the period before 2007 to the responsible South African authorities.
On December 30, 2009, the Anti Corruption Commission of Bangladesh (ACC) sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to 2007. On January 4, 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006. On February 16, 2010, the ACC sent a request for additional information.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts.

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The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public tenders or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During the second quarter of fiscal 2010, based on binding agreements including with the relevant authority, the Company recognized an amount of €38 million in Other operating income from the agreed recovery of funds from one of these accounts.
Civil Litigation
As already disclosed by the Company in press releases, Siemens AG asserted claims for damages against former members of the Managing and Supervisory Board. The Company based its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As required by law, the settlements between the Company and individual board members were subject to approval by the Annual Shareholders’ Meeting. The Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100 million. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also agreed to the settlement with respect to claims under the D&O-Insurance. During the second quarter of fiscal 2010, Siemens AG received certain benefits as required under the aforementioned settlement agreements with the result that an amount of €96 million net of related cost was recognized primarily in Other operating income. Thereof €84 million resulted from the settlement agreement with the D&O insurers and €12 million resulted from settlement agreements with former board members. The former board members used claims they had against the Company to set off a portion of their obligations under the aforementioned settlement agreements. The remaining amount was or will be settled by the former board members in cash.

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On January 25, 2010 Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger.
A securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. The Company will defend itself against the lawsuit.
Antitrust Proceedings
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010.
In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the USA including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the company that similar proceedings had been initiated. Siemens is cooperating with the authorities.
On February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, including Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A., in response to allegations of anti-competitive agreements relating to a 2009 public tender process for the supply of medical equipment to the procurement entity for the public healthcare sector in the region of Campania, So.Re.Sa. Siemens is cooperating with the authority.
Other Proceedings
As previously reported, the Company is a member of a supplier consortium that has contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO). The Company’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%.

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The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned affiliate, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. In January 2009, the supplier consortium announced that it expected the project to be delayed by 38 months in total. The reasons for the delay are disputed, however, and in December 2008 the supplier consortium had filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation and damages in the amount of approximately €1 billion. TVO rejected the demand for an extension of time and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay, claimed to amount to €1.4 billion based on an estimated delay of 38 months.
The project is making progress, however, the supplier consortium is actively engaged in discussions with TVO on several issues that are expected to result in further delays. In light of various uncertainties, the supplier consortium has not been able to provide an updated estimate of the final completion date, although the aggregate delay is currently expected to exceed the 38 months originally announced.
The EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian prosecutor DNA are currently investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (now SIS Romania) to modernize the IT infrastructure of the Romanian judiciary.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens;

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changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: April, 29 2010	/s/ Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling